EXHIBIT 4.3

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TERMS AND CONDITIONS OF THE NOKIA PERFORMANCE SHARE PLAN 2010

1.	Purpose and Scope of the Plan

The purpose of the Nokia Performance Share Plan 2010 is to retain Nokia employees on a long-term basis, to promote employees’ long-term commitment, and to compensate them for performance measured on a long-term basis. To accomplish these objectives Nokia may grant eligible Nokia Group employees Performance Shares under this Plan.

The Plan is tied directly to the performance of Nokia Group. For the purposes of this Plan, performance is measured through growth and profitability. The compensation to the employees under the Plan becomes payable and the financial benefits of the Plan materialize only if the pre-determined performance levels, measured by Average Annual Net Sales Growth and Earnings Per Share (EPS), are achieved by the end of the Performance Period.

Under the Plan a maximum of 8 500 000 Performance Shares may be granted, which may result in the settlement of 17 000 000 Shares at the maximum. The Board determines the general guidelines under the Plan and approves the grants of Performance Shares to eligible employees within its authority. Grants of Performance Shares under these terms and conditions may be made between January 1, 2010 and December 31, 2010, inclusive.

2.	Definitions

Average Annual Net Sales Growth: Average Annual Net Sales Growth is an average of the annual net sales growth rates in the consolidated profit and loss accounts for Nokia Group (non-IFRS) during the Performance Period.

Board: Board of Directors of Nokia Corporation.

EPS: Earnings per share (diluted, non-IFRS) at the end of the Performance Period in the consolidated profit and loss accounts for Nokia Group (non-IFRS).

Grant Amount: The number of Performance Shares granted to a Participant.

Maximum Number: The number of Performance Shares to be settled if the maximum performance is achieved with respect to each of the performance criteria separately as defined under paragraph 4.2. The Maximum Number equals two times the Grant Amount. One half of the Maximum Number is tied to EPS and one half of the Maximum Number is tied to Average Annual Net Sales Growth.

Nokia: Nokia Corporation.

Participant: Employee of Nokia Group who has received a grant of Performance Shares under the Plan.

Performance Share/Shares: The Grant Amount consists of Performance Shares. Each Performance Share represents a right to receive a certain number of Shares or their cash equivalent upon settlement, subject to the fulfillment of the conditions under paragraph 4, and provided that no other restriction related to these terms and conditions is applicable.

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Performance Period: The three fiscal years starting on January 1, 2010 and ending on December 31, 2012.

Plan: Performance Share Plan 2010 of Nokia.

Settlement Date: A banking day in Helsinki, Finland falling as soon as practicable after the end of the Performance Period, as determined by Nokia.

Share/Shares: Nokia ordinary shares. What is said about Shares under these terms and conditions shall apply (as applicable) to their cash equivalent used for settlement.

Threshold Number: The number of Performance Shares to be settled, if the threshold performance is achieved with respect to one performance criterion as defined under paragraph 4.2. Each Threshold Number equals one quarter (1/4) of the Grant Amount. One Threshold Number is tied to EPS, and another is tied to Average Annual Net Sales Growth.

3.	Grant of Performance Shares

At grant, each Participant will receive a Grant Amount of Performance Shares. Nokia will notify each Participant of the grant.

As a precondition for a valid grant, the Participant must be employed by a Nokia Group company at the time of the grant. The Participant may be required to give Nokia such authorizations and consents, as Nokia deems necessary in order to administer the Plan.

4.	Financial Performance Criteria

4.1	General Principles

Measurement of Nokia’s performance during the Performance Period will be based on the consolidated profit and loss accounts of Nokia Group (non-IFRS) as of December 31, 2012, compared to the consolidated profit and loss accounts of Nokia Group (non-IFRS) for 2009.

The two pre-determined financial performance criteria under the Plan are Average Annual Net Sales Growth and EPS. Average Annual Net Sales Growth is calculated as an average of the net sales growth rates for the years 2010 through 2012.

4.2.	Threshold Performance and Maximum Performance

Threshold (i.e. minimum) performance levels and maximum performance levels are defined for each performance criteria as follows:

(a)	Average Annual Net Sales Growth during the Performance Period: 0% (threshold) and 13.5% (maximum); and

(b)	EPS: EPS of EUR 0.82 (threshold) and EUR 1.44 (maximum) for 2012.

The number of Performance Shares to be settled, if any, is determined independently with respect to Average Annual Net Sales Growth and to EPS.

If the threshold performance for neither of the two performance criteria is reached, no settlement will take place.

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If the threshold performance level is achieved in respect of a performance criterion, the Threshold Number of Performance Shares will be settled.

To the extent the threshold performance level is exceeded in respect of a performance criterion, the number of Performance Shares to be settled will increase from the Threshold Number up to the Maximum Number following a linear growth scale.

The total number of Performance Shares to be settled, if applicable, may not exceed two times the Grant Amount.

The following table summarizes each performance criterion:

Performance Criterion	Threshold Performance	Maximum Performance	Potential range of Settlement
EPS for 2012 (diluted, non-IFRS)	EUR 0.82	EUR 1.44	Zero, or Threshold Number up to 4 x Threshold Number
Average Annual Net Sales growth during Jan. 1, 2010 – Dec. 31, 2012 (non-IFRS)	0%	13.5%	Zero, or Threshold Number up to 4 x Threshold Number

5.	Measurement and Calculation of Payout

The measurement of Nokia’s performance shall be made after the end of the Performance Period. Based on this measurement, the number of Performance Shares to be settled as Shares or the equivalent amount of cash shall be calculated.

Nokia shall carry out the measurement and calculation in its sole discretion.

The calculation of the number of Performance Shares to be settled shall not result in fractional Shares. The number of Shares shall be rounded to the nearest whole Share.

6.	Settlement

On the Settlement Date Nokia will complete the settlement by transferring the applicable number of Shares or their cash equivalent to the Participant’s book-entry, brokerage or other bank account, as applicable, provided that the Participant has complied with these terms and conditions and performed all necessary actions to enable Nokia to instruct the settlement. If the Participant has not performed all necessary actions to enable Nokia to instruct the settlement, Nokia may, in its sole discretion, sell the Shares on behalf of the Participant and remit the proceeds to the Participant.

The Settlement Date cannot be earlier than the first banking day immediately following the day of the announcement of Nokia’s annual results for the fiscal year 2012.

Nokia may, in its sole discretion, use for the settlement of Performance Shares one or more of the following: newly issued Shares, Nokia’s own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash settlement.

The Participants shall not be entitled to any dividend or have any voting rights or any other shareholder rights until and unless the Shares have been transferred to the Participant.

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7.	Changes in Employment

If the employment of the Participant with Nokia Group terminates prior to the end of the Performance Period by the reason of early retirement, retirement, permanent disability (as defined by Nokia in its sole discretion) or death, the Participant retains the right to settlement. In case of death of the Participant prior to the end of the Performance Period, Nokia has the right to settle the Performance Shares at the Grant Amount prior to the end of the Performance Period. If made, such special settlement will constitute full and final settlement of that Performance Share grant.

If the employment of the Participant with Nokia Group terminates prior to the end of the Performance Period for any other reason than those mentioned above, Nokia is entitled to redeem the Performance Share grant from the Participant without consideration, in which case the Participant shall not be entitled to any settlement under the Plan.

In cases of voluntary and/or statutory leave of absence of the Participant, Nokia has the right to prorate the settlement.

8.	Terms of Employment

The grant or settlement of Performance Shares does not constitute a term or a condition of the Participant’s employment contract with Nokia under applicable local laws. The Performance Shares, Shares or their cash equivalent under the Plan do not form a part of the Participant’s salary or benefit of any kind.

9.	Taxes and other Obligations

The Participants are personally responsible for all taxes and social security charges associated with the Performance Share grants and Shares delivered upon settlement. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country during the Performance Period. The Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the grant in order to verify their tax position.

The Participants are also responsible for any potential charges debited by financial institutions in connection with the settlement of the Performance Shares or any subsequent transactions related to the Shares.

Pursuant to applicable laws, Nokia is or may be required or may deem it appropriate to withhold taxes, social security charges or fulfil employment related and other obligations upon grant or settlement of Performance Shares, or when the Shares are disposed of by the Participants. Nokia shall have the right to determine how such collection, withholding or other measures will be arranged or carried out, including but not limited to a settlement of a net amount remaining after the completion of such measures or a potential sale of the Shares on behalf of the Participants for the completion of such measures.

10.	Breach of these Terms and Conditions

The Participant shall comply with these terms and conditions, as well as any instructions given by Nokia regarding the Plan from time to time. If the Participant breaches these terms and conditions and/or any instructions given by Nokia, Nokia may in its discretion, at any time prior to settlement, rescind the grant of Performance Shares.

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11.	Validity of these Terms and Conditions

These terms and conditions shall become valid and effective upon the approval by the Board. The Board may at any time amend, modify or terminate these terms and conditions. The Board may make such a resolution in its absolute discretion at any time.

Such action by the Board may also, as in each case is determined by the Board affect the Performance Shares that are then outstanding, but not settled.

12.	Administration

The Plan shall be administered on behalf of Nokia in accordance with the general guidelines approved by the Board. Nokia has the authority to interpret these terms and conditions, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate for the administration of the Plan. Such action may also affect the Performance Share grants that are then outstanding, but not settled.

Nokia has the right to determine the practical manner of administration and settlement of the Performance Shares, including but not limited to the acquisition, issuance, sale, and transfer of the Shares or their cash equivalent to the Participant. Furthermore, Nokia has the right to require from the Participant the submission of such information or contribution that is necessary for the administration and settlement of the Performance Share grants.

13.	Governing Law and Settlement of Disputes

These terms and conditions are governed by Finnish laws. Disputes arising out of these terms and conditions shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

14.	Processing of personal data

Nokia has the right to transfer globally within Nokia Group and/or to an agent of Nokia Group any of the personal data required for the administration of the Plan and the settlement of the Performance Shares. The personal data may be administered and processed by Nokia or an agent authorized by Nokia in the future. The Participant is entitled to request access to data referring to the Participant’s person, held by Nokia or its agent and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Legal and Intellectual Property, Corporate, in Espoo, Finland.

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SUPPLEMENT TO THE GRANT OF PERFORMANCE SHARES UNDER
THE NOKIA PERFORMANCE SHARE PLAN 2010 IN USA

Amendments to the Nokia Performance Share Plan 2010

For purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Nokia Performance Share Plan 2010 (“Plan”) is amended, effective as of March 12, 2010, by adding the following “Code Section 409A Schedule” to the Plan.

“Code Section 409A Schedule”

Notwithstanding anything in the terms and conditions of the Plan (“Plan Rules”) to the contrary, effective as of March 12, 2010, the Plan Rules are amended as set forth in this Code Section 409A Schedule in order to avoid adverse or unintended tax consequences to Participants under Section 409A of the Code, and the applicable rules and regulations thereunder.  The provisions of this Code Section 409A Schedule shall apply to granted Performance Shares that are, or could potentially be, subject to Section 409A of the Code, and shall supersede the other Plan Rules to the extent necessary to eliminate inconsistencies between this Code Section 409A Schedule and such other Plan Rules.

1.           The Settlement Date shall be the first banking day immediately following the day of the announcement of Nokia’s annual results for the fiscal year 2012.

2.           In cases of voluntary and/or statutory leave of absence of the Participant, the length of which exceeds the threshold determined for the relevant type of leave in the applicable human resources policy at the time of the leave, Nokia will prorate and settle the Participant’s Performance Shares on the Settlement Date.

3.           In the event that the Participant’s employment terminates by reason of retirement, early retirement, or permanent disability prior to the end of the Performance Period, the Participant will retain the right to settlement of the Performance Shares on the Settlement Date.  In the event that a Participant’s employment terminates due to death, Nokia will settle the Participant’s Performance Shares at the Grant Amount in the second month of the calendar quarter following the date of the Participant’s death.

4.           If any Plan Rule or grant document contravenes any regulations or guidance promulgated under Section 409A of the Code or could cause any granted Performance Shares to be subject to taxes, interest or penalties under Section 409A of the Code, Nokia may, in its sole discretion and without the Participant’s consent, modify the Plan Rules or grant documents to: (i) comply with, or avoid being subject to, Section 409A of the Code, (ii) avoid the incurrence of additional taxes, interest or penalties under Section 409A of the Code, and (iii) maintain, to the maximum extent practicable, the original intent of the applicable Plan Rule or provision without contravening the provisions of Section 409A of the Code.

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Except as set forth herein, the Nokia Performance Share Plan 2010 remains in full force and effect.